

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Via E-mail
Dairy Global
Chief Executive Officer
Rebornne (USA) Inc.
Level 23, 120 Albert Street
Auckland City, Auckland
New Zealand 1010

> **Re:** **Rebornne (USA) Inc.**
> **Form 10-KT for Transition Period Ended March 31, 2010**
> **Filed October 7, 2010**
> **Current Report on Form 8-K**
> **Filed June 7, 2010**
> **File No. 1-32690**

Dear Mr. Global:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Where comments on a filing also relate to disclosure in another filing, please make parallel changes to all affected filings. This will eliminate the need for us to repeat similar comments.

Form 10-KT for Transition Period Ended March 31, 2010

Products and Services, page 2

2.	Provide objective, third party support for the following statements:

- "there is considerable market demand for colostrums from New Zealand, as they are considered as a valuable product in China;" and

- "the milk powder market is one of the most lucrative segments in the dairy market."

Exhibits, Financial Statement Schedules, page 26

3.	Please revise your disclosure to indicate whether you have any agreements with your manufacturers and dealers. If so, please provide the basis for not filing such agreements. See Item 601(b)(10) of Regulation S-K.

Current Report on Form 8-K

General

4.	We note that you conduct your operations through your wholly-owned PRC companies. Please provide your analysis, including whether you have been advised by counsel, as to whether current PRC regulations restrict or prohibit foreign investment in domestic companies engaging in your business operations.

5.	Please revise your disclosure to provide the source for your disclosure relating to market figures and statistics. For example, and without limitation, we note your disclosure at page 3 relating to the size and growth rate of the Chinese dairy market.

Risk Factors, page 9

The recent nature and uncertain application…, page 13

6.	Please revise your disclosure to clarify who Longkang and its stockholders are and their relationship to you or your affiliates.

Management's Analysis and Discussion of Financial Condition and Results of Operations, page 16

7.	MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties. In this regard, MD&A should consist of more than a recitation of the financial statements in narrative form. Rather, you should provide an analysis of the changes in your financial condition and results of operations. Your year-over-year comparison merely recites numerical data relating to net loss and not any other balance sheet item, such as interest income, selling expenses or costs of goods sold In revising your discussion in this section, please refer to Item 303 of Regulation S-K and *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm*.

Management, page 19

Involvement in Certain Legal Proceedings, page 20

8.   Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K, which references the past ten years. In addition, please remove the qualifier "to the best of our knowledge."

Certain Relationships and Related Transactions, page 23

9.   Please provide all of the information required by Item 404 of Regulation S-K with respect to each related party transaction. For example, and without limitation, please identify the related party in respect of each of the related party transactions.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director